Exhibit 4.4

DESCRIPTION OF REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

The summary of the general terms and provisions of the registered securities of Virtusa Corporation (the “Company,” “we,” “us,” or “our”) set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to our Seventh Amended and Restated Certificate of Incorporation and the certificate of designations of our Series A Convertible Preferred Stock and Series A-1 Preferred Stock (collectively, our “certificate of incorporation”) and our Amended and Restated By-laws, as amended (our “by-laws” and, together with our certificate of incorporation, our “Charter Documents”), each of which is incorporated by reference as an exhibit to our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. We encourage you to read our Charter Documents and the applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”) for additional information.

General

Our certificate of incorporation provides for common stock and authorizes shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors. The total amount of our authorized capital stock consists of 125,000,000 shares, all with a par value of $0.01 per share, of which 120,000,000 shares are designated as common stock and 5,000,000 shares are designated as preferred stock. Of the preferred stock, 70,000 shares were initially designated 3.875% Series A Convertible Preferred Stock upon issuance and 38,000 shares were initially designated 3.875% Series A-1 Convertible Preferred Stock upon issuance. On May 17, 2017, all shares of Series A-1 Convertible Preferred Stock were automatically converted into shares of Series A Convertible Preferred Stock on a one to one basis.

Common Stock

Only our common stock is registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Voting

Holders of our common stock are entitled to one vote for each share of common stock held of record for the election of directors and on all matters submitted to a vote of stockholders.

Except as described below under “Certain anti-takeover provisions of our certificate of incorporation and by-laws,” a majority vote of our outstanding shares of capital stock entitled to vote is generally required to take action under our certificate of incorporation and by-laws, subject to certain limited special approval rights held by holders of our outstanding preferred stock.

Dividends

Holders of our common stock are entitled to receive dividends ratably, if any, as may be declared by our board of directors out of legally available funds, subject to any preferential dividend rights of any preferred stock then outstanding.

Other Rights

Upon our dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in our net assets legally available after the payment of all our debts and other liabilities, subject to the preferential rights of any preferred stock then outstanding.

Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of outstanding shares of our Series A Convertible Preferred Stock and any other series of preferred stock that we may designate and issue in the future.

Series A Convertible Preferred Stock

The Series A Convertible Preferred Stock has a liquidation preference of $1,000 per share. In addition, cumulative preferred dividends accumulate on the Series A Convertible Preferred Stock at a rate of 3.875% per annum, and are payable quarterly in arrears. The payments on such dividends may be paid in cash or, at our option, in shares of our common stock. We may only pay such dividends in shares of common stock on or after August 1, 2018, subject to an aggregate share cap and so long as we have paid full cumulative dividends on the Series A Convertible Preferred Stock for all past dividend periods, and there is adequate current public information with respect to the Company and no volume limitations would apply to the resale of such shares, in each case under Rule 144 under the Securities Act.

The Series A Convertible Preferred Stock is convertible at the option of the holders at any time into shares of the Company’s common stock at an initial conversion rate of 27.77778 shares of common stock per share of Preferred Stock (which is equal to an initial conversion price of approximately $36.00 per share of common stock), subject to certain customary anti-dilution adjustments. If at any time after May 3, 2020, the closing sale price of our common stock exceeds 150% of the then applicable conversion price of the Series A Convertible Preferred Stock for at least 20 trading days during a period of 30 consecutive trading days, the Company may cause some or all of the Series A Convertible Preferred Stock to be converted into shares of common stock at the then applicable conversion rate. Upon the conversion of the Series A Convertible Preferred Stock into common stock, we are required to pay all accumulated but unpaid dividends in additional shares of common stock valued at the then applicable conversion price on the date of such conversion.

Holders of Series A Convertible Preferred Stock are entitled to vote generally with the holders of common stock on an as-converted basis (including with respect to election of the members of our board of directors). Holders of Series A Convertible Preferred Stock are also entitled to certain limited special approval rights, including with respect to amendments to the Company’s organizational documents that have an adverse effect on the Series A Convertible Preferred Stock, certain issuances of senior or pari passu securities, certain purchases, redemptions or other acquisitions of junior securities or payments, dividends or distributions thereon. In addition, so long as any shares of Series A Convertible Preferred Stock are outstanding and the initial purchaser and its affiliates collectively beneficially own at least a majority of the shares of Series A Convertible Preferred Stock beneficially owned by such holders immediately following the closing of our offering on May 3, 2017, the holders of Series A Convertible Preferred Stock, voting as a separate class by majority vote, are entitled to elect one director to serve on our board of directors.

With certain exceptions, upon a Fundamental Change (as defined in the Series A Convertible Preferred Stock Certificate of Designations), the holders of the Series A Convertible Preferred Stock may require that the Company repurchase for cash all or any whole number of shares of Series A Convertible Preferred Stock at a per-share repurchase price equal to 100% of the liquidation preference of such shares, plus accumulated and unpaid dividends. If we fail to effect such repurchase, the dividend rate on the Series A Convertible Preferred Stock will increase by 1% per annum and an additional 1% per annum on each anniversary of the date that the Company is required to effect such repurchase, during the period in which such failure to effect the repurchase is continuing, except that the dividend rate will not increase to more than 6.875% per annum. The definition of Fundamental Change includes a sale of substantially all the Company’s assets, a change of control of the Company by way of a tender offer, merger or similar event, the adoption of a plan relating to the Company’s liquidation or dissolution and certain delistings of our common stock, except in certain cases described in the Certificates of Designations in which the consideration received or to be received by the Company’s common stockholders in a sale or change of control transaction consists primarily of publicly listed and traded securities.

Holders of Series A Convertible Preferred Stock that are converted in connection with a Make-Whole Fundamental Change, as defined in the Series A Convertible Preferred Stock Certificate of Designations, are, under certain circumstances, entitled to an increase in the conversion rate for such shares of Series A Convertible Preferred Stock based on the effective date of such event and the applicable price attributable to the event as set forth in a table contained in the Series A Convertible Preferred Stock Certificate of Designations. The definition of Make-Whole

Fundamental Change includes a sale of substantially all the Company’s assets, a change of control of the Company by way of a tender offer, merger or similar event, the adoption of a plan relating to the Company’s liquidation or dissolution and certain delistings of our common stock.

If any shares of Series A Convertible Preferred Stock have not been converted into common stock prior to May 3, 2024 (the “Maturity Date”), the Company will be required to repurchase such shares at a repurchase price equal to the liquidation preference of the repurchased shares plus the amount of accumulated and unpaid dividends thereon. If we fail to effect such repurchase, the dividend rate on the Series A Convertible Preferred Stock will increase by 1% per annum and an additional 1% per annum on each anniversary of the Maturity Date during the period in which such failure to effect the repurchase is continuing, except that the dividend rate will not increase to more than 6.875% per annum.

Pursuant to the Series A Convertible Preferred Stock Certificate of Designations and the investment agreement for our Series A Convertible Preferred Stock offering, we have, to the fullest extent permitted by the DGCL, renounced any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity or classes or categories of business opportunities that may be a corporate opportunity for the initial purchaser of the Series A Convertible Preferred Stock, its director designees or their respective affiliates, as well as their respective principals, directors, general partners, officers, employees, agents and representatives acting on their behalf, except to the extent any such opportunity which is expressly offered to, or comes to the knowledge of, any of such persons solely in his or her capacity as a member of our board of directors.

Certain anti-takeover provisions of our certificate of incorporation and by-laws

Our certificate of incorporation and by-laws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below:

Board composition and filling vacancies

Subject to the rights of the holders of our Series A Convertible Preferred Stock, who have the right to designate one individual to serve on our board of directors, our board of directors is divided into three classes serving staggered three-year terms, with one class being elected each year. As a result, approximately one-third of the board of directors is elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board of directors, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum. These provisions may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

No written consent of stockholders

Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholders without holding a meeting of stockholders.

Meetings of stockholders

Our certificate of incorporation and by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

Advance notice requirements.

Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

Amendment to certificate of incorporation and by-laws.

As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be adopted by a majority of our board of directors and must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the by-laws; and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

Undesignated preferred stock.

Our certificate of incorporation provides for 5,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Section 203 of the Delaware General Corporation Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder
•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers and employee stock plans, in some instances

•

at or after the time the stockholder became interested, the business combination was approved by our board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder

        Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder
•	any sale, lease, exchange, mortgage, pledge, transfer or other disposition involving the interested stockholder of 10% or more of the assets of the corporation
•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder
•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation

Exchange Listing

Our common stock is listed on The Nasdaq Global Select Market under the symbol “VRTU.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.